SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 94545 / March 29, 2022

INVESTMENT COMPANY ACT OF 1940
Release No. 34548 / March 29, 2022

Admin. Proc. File No. 3-19243

In the Matter of

FIDELITY TRANSFER SERVICES, INC.
and
RUBEN SANCHEZ

OPINION OF THE COMMISSION

TRANSFER AGENT PROCEEDING

CEASE-AND-DESIST PROCEEDING

Grounds for Remedial Action

Misrepresentations on Forms TA-1 and TA-2

Failure to Comply with Periodic Filing Requirements

Failure to Make Records Available

Registered transfer agent made inaccurate and untimely Commission filings and failed to furnish required records in response to Commission staff requests and subpoenas. *Held*, it is in the public interest to revoke transfer agent's registration and to order it to cease and desist from committing or causing future violations.

APPEARANCES:

Lynn M. Dean and *Patricia Pei* for the Division of Enforcement.

On July 10, 2019, we issued an order instituting administrative proceedings ("OIP") against Fidelity Transfer Services, Inc. ("Fidelity" or the "Firm") and Ruben Sanchez, its only known officer, pursuant to Sections 17A(c) and 21C of the Securities Exchange Act of 1934 and Section 9(b) of the Investment Company Act of 1940.[1] We instituted proceedings to determine whether Fidelity and Sanchez violated Exchange Act provisions relating to the registration of transfer agents and the furnishing of required books and records to Commission staff and, if so, whether remedial action was warranted.[2] The Division of Enforcement subsequently effected service of the OIP on Fidelity but informed us that it was unable to do so with respect to Sanchez, and the matter has since proceeded only as to Fidelity. We *sua sponte* dismiss this proceeding as to Sanchez.[3]

After Fidelity did not answer the OIP, we issued an order to show cause why it should not be found in default.[4] Fidelity failed to respond to the show cause order or to the Division's subsequent motion for an order finding it in default and determining the proceeding against it.[5]

We thereafter directed the Division to file a supplemental brief in support of its motion for sanctions.[6] On January 15, 2021, the Division filed a supplemental brief that responded to our order. Fidelity did not respond to the order or to the Division's supplemental brief. We now

---

[1]   *Fidelity Transfer Servs., Inc.*, Exchange Act Release No. 86347, 2019 WL 3035436 (July 10, 2019).

[2]   *Id.* at *4.

[3]   *Cf. Warren G. Trepp*, Exchange Act Release No. 41913, 1999 WL 753922, at *1 (Sept. 24, 1999) (where the Commission *sua sponte* dismissed a proceeding without reaching merits). The Division was directed to file monthly status reports regarding its efforts to serve Sanchez "until service is accomplished." *Fidelity Transfer Servs., Inc.*, Exchange Act Release No. 87248, 2019 WL 4954844 (Oct. 8, 2019). It last did so in September 2020, when it represented that it "has exhausted all known addresses for Sanchez[,] has been unable to effect service on him," and "has abandoned its efforts to serve" him. We note that, because a dismissal for failure of service of process has no res judicata effect, *see, e.g.*, *Martin v. New York State Dep't of Mental Hygiene*, 588 F.2d 371, 373 n.3 (2d Cir. 1978), this dismissal does not preclude proceedings against Sanchez on these facts in the future.

[4]   *Fidelity Transfer Servs., Inc.*, Exchange Act Release No. 89493, 2020 WL 4569081 (Aug. 6, 2020).

[5]   Although the proceeding was instituted in part to determine if "remedial action is appropriate . . . pursuant to Section 9(b) of the Investment Company Act," the Division's default motion did not seek sanctions under that provision, and we do not impose any such sanctions.

[6]   *Fidelity Transfer Servs., Inc.*, Exchange Act Release No. 90674, 2020 WL 7364200 (Dec. 15, 2020).

find Fidelity to be in default, deem the OIP's allegations to be true, revoke Fidelity's registration as a transfer agent, and impose a cease-and-desist order on Fidelity.

I.   Background

A.   The OIP alleged that Fidelity made inaccurate and untimely filings with the Commission.

The OIP alleged that Fidelity filed a Form TA-1 on June 10, 2010 to register with the Commission as a transfer agent. According to the OIP, the form listed a Santa Barbara address and phone number. The OIP alleged that Fidelity was not at that address on July 21, 2014, when Commission staff attempted to conduct a surprise examination of the Firm, and that the property manager of the building had no record of Fidelity having been a tenant within the previous year. The OIP alleged further that when Commission staff called the phone number listed on the Form TA-1 in July 2018 it was answered by an unrelated business. The OIP alleged that Fidelity had filed no amendments to its initial Form TA-1 updating its address or phone number.

The OIP also alleged that, between 2010 and 2018, Fidelity filed transfer agent annual reports on Form TA-2 for only seven of nine years. Its Forms TA-2 for 2014 and 2018 were never filed, and its Forms TA-2 for 2011, 2012, 2015, and 2016 were filed one to two years late. The OIP alleged further that Fidelity answered "not applicable" when asked on its Forms TA-2 to state whether amendments to its Form TA-1 were necessary.

B.   The OIP alleged that Fidelity failed to furnish requested records to Commission staff.

The OIP alleged that, on December 9, 2014, Commission staff emailed Sanchez a request for records from Fidelity. After Fidelity did not produce the requested records, the staff followed up with additional emails and voicemails and finally spoke with Sanchez on two occasions in February 2015. But Sanchez never produced any responsive records.

The OIP also alleged that, on March 2, 2018, Commission staff again emailed Sanchez a request for records from Fidelity. The staff requested that the records be produced by March 9, 2018. After receiving no response, the staff again emailed the request for records to Sanchez on March 12, 2018. The OIP alleged that the staff later received notifications that neither the March 2, 2018 email nor the March 12, 2018 email had been read. The OIP alleged that, on March 28, 2018, after additional unsuccessful attempts to contact Sanchez by phone, the staff sent a new written request for the records to an address it had discovered for Fidelity in Bonita, California.

The OIP alleged further that Sanchez called Commission staff on April 11, 2018 and claimed that he had not seen the request letter but that if they re-sent it he would provide the information the following day. The staff confirmed his phone number, mailing address, and email address, and resent the March 28, 2018 letter by email. Again, according to the OIP, Sanchez failed to produce any of the requested records.

The OIP alleged that the staff issued a subpoena to Fidelity on June 21, 2018, again requesting transfer agent records. The subpoena, mailed to the Santa Barbara address, was returned undelivered on July 9, 2018. The staff then attempted unsuccessfully to contact Fidelity at the various phone numbers listed in its filings. Eventually, the staff reached Sanchez on December 7, 2018. The staff informed Sanchez that the Commission intended to subpoena Fidelity. Sanchez stated that Fidelity could be served at the Bonita address and by email.

According to the OIP, on December 10, 2018, the staff sent a new subpoena to Fidelity at its Bonita address by UPS and by email. The subpoena required that Fidelity produce records by December 28, 2018 and that Sanchez appear for testimony on February 21, 2019. The OIP alleged that the email was returned as undelivered, but that UPS delivered the subpoena on December 11, 2018. The OIP alleged that on December 14, 2018 the staff sent a copy of the December 10, 2018 subpoena by UPS to Fidelity's registered agent for service of process, which confirmed that it had received and forwarded the subpoena to Fidelity. The OIP alleged that Fidelity failed to produce any responsive documents and Sanchez did not appear for testimony.

C. Fidelity failed to answer the OIP, respond to a show cause order, or respond to the Division's motion to hold it in default and impose sanctions.

The OIP, which was served on Fidelity on September 9, 2019, directed Fidelity to file an answer to the allegations within 20 days after service, as provided by Rule of Practice 220(b).[7] The OIP warned that, if Fidelity failed to file an answer, it "may be deemed in default and the proceedings may be determined against [it] upon consideration of this Order, the allegations of which may be deemed to be true . . . ."[8] Fidelity did not file an answer to the OIP.

On August 6, 2020, Fidelity was ordered to show cause why the Commission should not find it in default due to its failure to file an answer or otherwise defend this proceeding.[9] Fidelity did not respond to the show cause order. The Division subsequently moved to find it in default, "specifically request[ing] that the Commission issue an order requiring Fidelity to cease and desist its violations and revoking its registration as a transfer agent." Fidelity did not respond to the default motion. Fidelity also did not respond to our December 15, 2020 order regarding supplemental briefing or to the brief filed by the Division in response.[10]

---

[7]   *Fidelity Transfer Servs., Inc.*, 2019 WL 3035436; *see* 17 C.F.R. § 201.220(b).

[8]   *Fidelity Transfer Servs., Inc.*, 2019 WL 3035436, at *5.

[9]   *Fidelity Transfer Servs., Inc.*, 2020 WL 4569081.

[10]   *See supra* note 6.

II.   Analysis

A.   We hold Fidelity in default and deem the OIP's allegations to be true.

Rule of Practice 155(a) provides that if a respondent fails "[t]to answer, to respond to a dispositive motion within the time provided, or otherwise to defend the proceeding," the respondent "may be deemed to be in default" and the proceedings may be determined against it based "upon consideration of the record, including the order instituting proceedings, the allegations of which may be deemed to be true."[11] Because Fidelity has failed to answer the OIP or respond to either the show cause order or the Division's default motion, we find Fidelity in default and deem the allegations of the OIP to be true. We base the findings that follow on the record, including the OIP and the Division's motion and supplemental brief.

B.   We find that Fidelity made inaccurate and untimely filings and failed to update its Form TA-1 in violation of Exchange Act Section 17A(d)(1) and Rules 17Ac2-1(c) and 17Ac2-2(a).

Exchange Act Section 17A(d)(1) prohibits a registered transfer agent from engaging in any activity as a transfer agent that contravenes a Commission rule or regulation.[12] Exchange Act Rule 17Ac2-1 describes the requirements for transfer agent registration pursuant to Exchange Act Section 17A(c).[13] Under that rule, transfer agents are required to apply for registration by filing a Form TA-1.[14] Form TA-1 requires the transfer agent to provide, among other things, its address and phone number.[15] If any information provided in the form later "becomes inaccurate, misleading, or incomplete," the transfer agent must correct that information by filing an amendment within 60 days pursuant to Rule 17Ac2-1(c).[16] The OIP alleges that Fidelity's address, as listed on its Form TA-1, was inaccurate by July 2014 when Commission staff unsuccessfully attempted to conduct a surprise examination at that address. It

---

[11]   17 C.F.R. § 201.155(a); *see also* Rule of Practice 220(f), 17 C.F.R. § 201.220(f) (providing that, "[i]f a respondent fails to file an answer required by this section within the time provided, such respondent may be deemed in default pursuant to 17 C.F.R. § 201.155(a)").

[12]   15 U.S.C. § 78q-1(d)(1).

[13]   17 C.F.R. § 240.17Ac2-1.

[14]   *Id.* § 240.17Ac2-1(a).

[15]   17 C.F.R. § 249b.100, § 3 (effective June 5, 2008), https://www.sec.gov/files/formta-1.pdf.

[16]   17 C.F.R. § 240.17Ac2-1(c); *see also* 17 C.F.R. § 249b.100, Instruction I(H) ("Each registrant must amend Form TA-1 within sixty calendar days following the date on which information reported therein becomes inaccurate, incomplete, or misleading.").

further alleges that the phone number Fidelity listed on the Form TA-1 was inaccurate by July 2018, when Commission staff was unable to reach Fidelity at that number. Despite the invalid address and phone number, Fidelity never amended its Form TA-1 as it was required to do.

Exchange Act Rule 17Ac2-2(a) requires that, each year by March 31, a registered transfer agent file an annual report on Form TA-2, describing transfer agent activity for the prior year.[17] Form TA-2 requires that the registered transfer agent confirm whether, during the reporting period, it has amended its Form TA-1 within 60 calendar days, consistent with Rule 17Ac2-1(c)'s requirement.[18] Fidelity failed to amend its Form TA-1 after its address became invalid by July 2014 and its phone number became invalid by July 2018, and it failed to file a Form TA-2 for two years during the period 2010 through 2018. The Firm also filed four of its Forms TA-2 during that period at least one year late. And, in the late-filed Forms TA-2, it indicated to the Commission that no amendments to its Form TA-1 had been necessary in the reporting year; this was false and misleading from at least July 2014 because the address on the TA-1 was invalid by then, and it was additionally false and misleading once its listed phone number became invalid in 2018.

We thus find that, because we deem the OIP's allegations to be true, Fidelity committed multiple violations of Exchange Act Section 17A(d)(1) and Rules 17Ac2-1(c) and 17Ac2-2(a).

C. We find that Fidelity failed to furnish requested records to Commission staff in violation of Exchange Act Sections 17(a)(1), 17(a)(3), and 17(b)(1).

Exchange Act Sections 17(a)(1) and 17(a)(3) require registered transfer agents to make and keep certain records, and furnish those records, as the Commission prescribes by rule as "necessary or appropriate in the public interest, for the protection of investors, or otherwise in furtherance of the purposes of" the Exchange Act.[19] Exchange Act Rules 17Ad-6, 17Ad-7, and 17Ad-10 prescribe specific types of records, such as records of daily and monthly transfers and shareholder lists for stocks in which the transfer agent transacts, that registered transfer agents must create and maintain.[20] These rules required that as a registered transfer agent Fidelity make, keep, and furnish at least some of the records the staff requested but did not receive.

---

[17]   17 C.F.R. § 240.17Ac2-2(a).

[18]   17 C.F.R. § 249b.102, § 3; *see* 17 C.F.R. § 240.17Ac2-1(c) ("If any of the information reported on Form TA-1 (§ 249b.100 of this chapter) becomes inaccurate, misleading, or incomplete, the registrant shall correct the information by filing an amendment within sixty days following the date on which the information becomes inaccurate, misleading, or incomplete").

[19]   15 U.S.C. § 78q(a)(1), (a)(3).

[20]   17 C.F.R. § 240.17Ad-6, -7, -10.

The staff requested that Fidelity provide documents concerning the "issuance, offer, distribution, sale, transfer, or delivery of GRNH [GoGreen Technologies, Inc.] securities" including the "master certificate ledger," the "master transaction journal for all issuances and cancellations," and the "shareholders list." Rule 17Ad-6(a)(1) required that Fidelity maintain records related to daily transfer activity,[21] and Rule 17Ad-7(a) required that such records be retained for not less than two years.[22] Rule 17Ad-6 and Rule 17Ad-7 also required that Fidelity create and keep a certificate ledger and transaction journal.[23] Rule 17Ad-10(b) required that Fidelity "maintain and keep current" shareholder lists.[24] Exchange Act Section 17(b)(1) further authorized the staff's attempts to obtain information regarding an issuer's stock transfer activity and shareholders by providing that "all records" of a registered transfer agent "are subject at any time" to "reasonable" examination by representatives of the Commission.[25]

Accordingly, by failing to provide the records that the staff requested and that Exchange Act Rules 17Ad-6, 17Ad-7, and 17Ad-10 required Fidelity to make and keep, Fidelity violated Exchange Act Sections 17(a)(1), 17(a)(3), and 17(b)(1). By failing to provide the other records that the staff requested, Fidelity violated Exchange Act Section 17(b)(1).[26]

III. Sanctions

A. We find it in the public interest to revoke Fidelity's registration as a transfer agent.

1. Fidelity's misconduct satisfies the prerequisites for remedial action.

Exchange Act Section 17A(c)(3), incorporating Exchange Act Section 15(b)(4)(A) and (D), authorizes us to revoke the registration of a transfer agent if we find, after notice and opportunity for a hearing, that it willfully made a false or misleading statement of material fact,

---

[21]   *See* 17 C.F.R. § 240.17Ad-6(a)(1); *see also Phlo Corp.*, Exchange Act Release No. 55562, 2007 WL 966943, at *8 (Mar. 30, 2007) (stating that "Rule 17Ad-6(a)(1) requires registered transfer agents to make and keep current a log or other record showing the business days that each item is received and returned").

[22]   *See* 17 C.F.R. § 240.17Ad-7(a); *see also Phlo Corp.*, 2007 WL 966943, at *8 n.40 (addressing retention under Rule 17Ad-7(a)).

[23]   *See* 17 C.F.R. § 240.17Ad-6(a); *Id.* § 240.17Ad-7(a)–(d).

[24]   17 C.F.R. § 240.17Ad-10(b).

[25]   15 U.S.C. § 78q(b)(1).

[26]   *See Phlo Corp.*, 2007 WL 966943, at *9-10 (finding that transfer agent willfully violated Exchange Act Section 17(b)(1) where it "responded only in part after a lengthy delay and only after our staff had warned . . . of the possibility of enforcement action").

or omitted a material fact, in a Form TA-1 or Form TA-2; or that it willfully violated the Exchange Act or one of its rules; and that revocation is in the public interest.[27] Fidelity's misconduct satisfies the requisite elements for remedial action under Section 17A(c)(3).

As discussed above, Fidelity violated Exchange Act Sections 17(a)(1), 17(a)(3), 17(b)(1), and 17A(d)(1) and Rules 17Ac2-1(c) and 17Ac2-2(a) by (i) failing to amend, and falsely stating that it did not need to amend, its Form TA-1; (ii) failing to file and filing late its Forms TA-2; and (iii) failing to furnish records that Commission staff requested. Fidelity's false statements after July 2014 that it did not need to amend its Form TA-1 were material because they "significantly altered the 'total mix' of information made available" through Fidelity's regulatory filings.[28] Fidelity represented that it did not need to amend its Form TA-1 despite the fact that the address listed therein was incorrect as of at least July 2014 and the phone number listed therein was incorrect as of at least July 2018. That contact information was essential to our staff's ability to carry out its Exchange Act oversight functions. By making false and misleading statements and omitting information essential to the staff's oversight of it, Fidelity severely hindered the staff's ability to contact and to obtain documents and other information from, and to conduct an on-site examination of, Fidelity—as the staff tried to do between 2014 and 2019.[29]

The record also establishes that Fidelity made its false statements of material fact and material omissions willfully. At a minimum, Fidelity acted with extreme recklessness: "an 'extreme departure from the standards of ordinary care'" which presents a danger of misleading investors "'that is either known to the defendant or is so obvious that the actor must have been

---

[27] *See* 15 U.S.C. 78q-1(c)(3)(A) (providing that the Commission "by order, shall . . . revoke the registration of such transfer agent, if [it] finds, on the record after notice and opportunity for hearing, that such . . . revocation is in the public interest and that such transfer agent . . . has committed or omitted any act . . . enumerated in" Exchange Act Section 15(b)(4)(A) or (D)).

[28] *Mathis v. SEC*, 671 F.3d 210, 219-20 (2d Cir. 2012) (quoting *TSC Indus., Inc. v. Norway, Inc.*, 426 U.S. 438, 449 (1976)).

[29] *See id.* (agreeing with the Commission that repeated failures to disclose tax liens on Forms U-4 were "material" because of the resulting impact on FINRA, "other regulators, employers, and investors"); *Allen Holeman*, Exchange Act Release No. 86523, 2019 WL 3530381, at *10 (July 31, 2019) (finding that omissions on a Form U-4 were "material" because "[t]he obligation" to update regulatory forms "assures regulatory organizations, employers, and members of the public that they have all of the material, current information about the registered representative with whom they are dealing"); *see also Transfer Agent Regulations*, Exchange Act Release No. 7643, 2015 WL 9311555, at *48 (Dec. 22, 2015) (observing that "[t]he information provided by . . . forms [TA-1 and TA-2] serves, among others, the vital regulatory goals of informing the Commission's oversight and examination programs . . . .").

aware of it.'"[30] Here, the falsity of the representation that Fidelity's Form TA-1 did not need to be amended must have been known to Fidelity because it must have known that its own address and phone number had changed. As a result, Fidelity willfully made a false statement of material fact and a material omission.[31] We also find that Fidelity "willfully violated" Exchange Act Sections 17(a)(1), 17(a)(3), 17(b)(1), and 17A(d)(1) and Rules 17Ac2-1(c) and 17Ac2-2(a), as explicitly alleged in the OIP whose allegations are deemed true due to Fidelity's default.

2.   Revoking Fidelity's registration is in the public interest.

Thus, we need determine only if any remedial action is in the public interest. In doing so, we consider the egregiousness of the respondent's actions, the isolated or recurrent nature of the infraction, the degree of scienter involved, the sincerity of the respondent's assurances against future violations, the respondent's recognition of the wrongful nature of its conduct, and the likelihood that the respondent's occupation will present opportunities for future violations.[32] Our public interest inquiry is flexible, with no single factor being dispositive.[33] The remedy is intended to protect the trading public from further harm, not to punish the respondent.[34]

Weighing these factors, we find that revoking Fidelity's registration as a transfer agent is in the public interest. Fidelity's conduct was egregious and recurrent. From 2014 to 2018, Fidelity repeatedly demonstrated its disregard for its filing requirements by not amending its registration application, falsely stating that its application did not need to be amended, and not filing or filing late its required annual reports. Fidelity's repeated failures to comply with its filing obligations meant that Commission staff could not carry out its regulatory oversight

---

[30]   *Dolphin & Bradbury v. SEC*, 512 F.3d 634, 639 (D.C. Cir. 2008) (quoting *Sunstrand Corp. v. Sun Chem. Corp.*, 553 F.2d 1003, 1045 (7th Cir. 1977)).

[31]   *See Robare v. SEC*, 922 F.3d 468, 479-80 (D.C. Cir. 2019) (interpreting language in Investment Advisers Act Section 207 that "makes it unlawful" for respondents "'willfully *to omit* . . . any material fact' from a Form ADV," as requiring that "at least one of [them] subjectively intended to omit [the] material information" at issue, and noting that "'[e]xtreme recklessness' may constitute a "lesser form of intent") (emphasis in original); *Allen Holeman*, 2019 WL 3530381, at *11 (concluding that Holeman willfully omitted to state a material fact in a registration form because "Holeman's failures to timely disclose were at least reckless").

[32]   *Steadman v. SEC*, 603 F.2d 1126, 1140 (5th Cir. 1979), *aff'd on other grounds*, 450 U.S. 91 (1981); *see also Phlo Corp.*, 2007 WL 966943, at *12 (applying such *Steadman* factors in assessing whether to revoke Phlo's registration as a transfer agent).

[33]   *Tzemach David Netzer Korem*, Exchange Act Release No. 70044, 2013 WL 3864511, at *4 (July 26, 2013).

[34]   *McCarthy v. SEC*, 406 F.3d 179, 188 (2d Cir. 2005).

functions. [35] Fidelity's repeated failures to respond to the staff's various document requests and subpoenas further frustrated the staff's regulatory efforts. [36]

Fidelity also acted with scienter. As discussed above, Fidelity acted with at least extreme recklessness in failing to amend its registration application and stating that its application did not need to be amended. Fidelity also must have been aware that it either did not file or filed late some of its required annual reports. And Fidelity knew Commission staff sought records at least by February 2015 when the staff was finally able to reach Sanchez. [37]

Fidelity has not offered assurances against future violations since it has defaulted in this proceeding. And its demonstrated unwillingness to comply with fundamental filing requirements and repeated refusal to cooperate with Commission examinations indicates a likelihood that, but for revocation, Fidelity would not only engage in future violations but also engage in conduct that might have the effect of preventing our staff from identifying and addressing those violations. Accordingly, we find it in the public interest to revoke Fidelity's transfer agent registration. [38]

B. We find it in the public interest to issue a cease-and-desist order.

Exchange Act Section 21C(a) authorizes us to impose a cease-and-desist order on any person who has violated the federal securities laws. [39] In determining whether to issue such an

---

[35]   *See Phlo Corp.*, 2007 WL 966943, at *10, 16 (finding that issuer's "violation of its reporting obligations was serious, egregious, and recurrent" where it had failed over two years to timely file "three annual and eight quarterly reports with the Commission").

[36]   *See id.* at *12 (characterizing as egregious transfer agent's failure to comply with staff's record request in a complete and timely manner); *cf. vFinance Invs., Inc.*, Exchange Act Release No. 62448, 2010 WL 2674858, at *15 (July 2, 2010) (finding "egregious" conduct where broker-dealer engaged in "dilatory tactics stalling production"); *Schield Mgmt. Co.*, Exchange Act Release No. 53201, 2006 WL 231642, at *8-9 (Jan. 31, 2006) (finding conduct of an investment advisory firm that failed to produce documents requested as part of an examination egregious).

[37]   *See Phlo Corp.*, 2007 WL 966943, at *13-14 (finding that transfer agent showed an extremely high degree of scienter by, among other things, failing to make records available and, thus, impeding a staff examination, and failing timely to file periodic reports).

[38]   *Cf. David Henry Disraeli*, Advisers Act Release No. 2686, 2007 WL 4481515, at *16-17 (Dec. 21, 2007) (revoking investment adviser's registration where there was a high probability of future violations), *pet. denied*, 334 F. App'x 334 (D.C. Cir. 2009).

[39]   15 U.S.C. § 78u-3(a).

order, we look to whether there is some risk of future violation.[40] The risk "need not be very great" and is ordinarily established by a single past violation absent evidence to the contrary.[41] We also consider whether other factors demonstrate a risk of future violations, including the factors discussed above that support revocation, as well as whether the violation is recent, the degree of harm to investors or the marketplace resulting from the violation, and the remedial function to be served by the cease-and-desist order in the context of any other sanctions being sought.[42]

As discussed above, Fidelity's conduct establishes a risk of future violations. Accordingly, we find it in the public interest to order Fidelity to cease and desist from committing or causing any violations or future violations of Exchange Act Sections 17(a)(1), 17(a)(3), 17(b)(1), and 17A(d)(1) and Rules 17Ac2-1(c) and 17Ac2-2(a).[43]

An appropriate order will issue.

By the Commission (Chair GENSLER and Commissioners PEIRCE, LEE, and CRENSHAW).

Vanessa A. Countryman
Secretary

---

[40]   *Robert L. Burns*, Advisers Act Release No. 3260, 2011 WL 3407859, at *8 n.34 (Aug. 5, 2011).

[41]   *KPMG Peat Marwick LLP*, Exchange Act Release No. 43862, 2001 WL 47245, at *24 (Jan. 19, 2001), *pet. denied*, 289 F.3d 109 (D.C. Cir. 2002).

[42]   *Id.* at *26.

[43]   *See Phlo Corp.*, 2007 WL 966943, at *14 (finding cease-and-desist order to be in the public interest where the record showed "seriousness, recentness, and recurrent nature of the violations" and a "very high degree of scienter").

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 94545 / March 29, 2022

INVESTMENT COMPANY ACT OF 1940
Release No. 34548 / March 29, 2022

Admin. Proc. File No. 3-19243

In the Matter of

FIDELITY TRANSFER SERVICES, INC.
and
RUBEN SANCHEZ

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the transfer agent registration of Fidelity Transfer, Services, Inc. be, and it hereby is, revoked; and it is further

ORDERED that Fidelity Transfer Services, Inc. cease and desist from committing or causing any violations or future violations of Sections 17(a)(1), 17(a)(3), 17(b)(1), and 17A(d)(1) of the Securities Exchange Act of 1934 and Exchange Act Rules 17Ac2-1(c) and 17Ac2-2(a).

By the Commission.

Vanessa A. Countryman
Secretary